UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on January 6, 2026, Ohmyhome Limited (the “Company”) held its 2026 Extraordinary General Meeting of the Shareholders (the “Meeting”). As approved by the shareholders at the Meeting, the Company filed the Third Amended and Restated Memorandum and Articles of Association of the Company with the Companies Register of the Cayman Islands.

The Third Amended and Restated Memorandum and Articles of Association of the Company is filed hereto as Exhibit 3.1

EXHIBIT INDEX

Exhibit No.	Description
3.1	The Third Amended and Restated Memorandum and Articles of Association of Ohmyhome Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2026	Ohmyhome Limited

	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Co-Chief Executive Officer

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